Exhibit 99.1

Gentium S.p.A. Announces Decision to Voluntarily Delist

American Depositary Shares from The Nasdaq Global Market

Villa Guardia (Como), Italy, March 5, 2014 (Globe Newswire) — Gentium S.p.A. (NASDAQ: GENT), a Jazz Pharmaceuticals company, today announced that it has notified the NASDAQ Stock Market of its intention to voluntarily delist its American Depositary Shares (ADSs) from The NASDAQ Global Market.

On February 20, 2014, Jazz Pharmaceuticals Italy S.p.A., a wholly-owned subsidiary of Jazz Pharmaceuticals Public Limited Company, completed its tender offer for all outstanding common shares and ADSs of Gentium. Ordinary shares and ADSs representing approximately ninety-eight percent (98%) of the combined ordinary shares and ADSs of Gentium were acquired in the tender offer.

The voluntary delisting of the ADSs was approved on January 28, 2014 by Gentium’s Board of Directors and by Gentium’s shareholders at an Extraordinary General Meeting held on Friday, February 28, 2014. The company determined to withdraw the ADSs from listing because of the small number of ADSs that remain outstanding following the completion of the tender offer and because delisting is a necessary step in the process of terminating its obligation to file reports with the Securities and Exchange Commission (SEC). Gentium has not and does not intend to arrange for the listing of the ADSs on another securities exchange or for any other quotation of the ADSs or ordinary shares of Gentium. Once the delisting has become effective, Gentium intends to deregister its securities with the SEC and to suspend and terminate its obligation to file reports with the SEC.

About Gentium

Gentium S.p.A., a Jazz Pharmaceuticals company, located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments.

Contact

Kathee Littrell

Vice President, Investor Relations

Jazz Pharmaceuticals plc

Ireland, + 353 1 634 7887

U.S., + 1 650 496 2717